UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 1)*

BioLineRx Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

09071M 10 6

(CUSIP Number)

December 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) NOVARTIS PHARMA AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.2%(2)

12	Type of Reporting Person CO

(1) Evidenced by 5,000,000 American Depositary Shares (“ADSs”), each representing 1 Ordinary Share, par value NIS 0.10 per share (“Ordinary Share”) of BioLineRx Ltd. (the “Issuer”).  The number of Ordinary Shares held by the Reporting Person reflects the Issuer’s 1-for-10 reverse split of the Ordinary Shares effective as of June 7, 2015.

(2) Percentage of class is based on 95,617,620 Ordinary Shares outstanding as of May 30, 2017, as reported by the Issuer in the proxy statement for its 2017 Annual General Meeting of Shareholders, which was furnished as Exhibit 1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 30, 2017.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) NOVARTIS AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000(3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000(3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.2%(4)

12	Type of Reporting Person CO

(3) Evidenced by 5,000,000 ADSs, each representing 1 Ordinary Share.  The number of Ordinary Shares held by the Reporting Person reflects the Issuer’s 1-for-10 reverse split of the Ordinary Shares effective as of June 7, 2015.

(4) Percentage of class is based on 95,617,620 Ordinary Shares outstanding as of May 30, 2017, as reported by the Issuer in the proxy statement for its 2017 Annual General Meeting of Shareholders, which was furnished as Exhibit 1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 30, 2017.

Item 1(a).	Name of Issuer: BioLineRx Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: P.O. Box 45158, 19 Hartum Street, Jerusalem 91450, Israel

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:
(i) Novartis Pharma AG, with respect to shares held by it; and
(ii) Novartis AG, as the publicly owned parent of Novartis Pharma AG, with respect to the shares held by Novartis Pharma AG
The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
Item 2(c).	Citizenship: Novartis AG and Novartis Pharma AG are each corporations organized under the laws of Switzerland.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value NIS 0.10 per share (“Ordinary Shares”).(5)
Item 2(e).	CUSIP Number: 09071M 10 6

Item 3.	Not applicable.

(5) Evidenced by American Depositary Shares, each representing 1 Ordinary Share.  The number of Ordinary Shares held by the Reporting Person reflects the Issuer’s 1-for-10 reverse split of the Ordinary Shares effective as of June 7, 2015.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)

Amount beneficially owned:

Novartis Pharma AG is the record owner of 5,000,000 Ordinary Shares of the Issuer. As the parent of Novartis Pharma AG, Novartis AG may be deemed to beneficially own these securities.

(b)

Percent of class:

5.2% (percentage of class is based on 95,617,620 Ordinary Shares outstanding as of May 30, 2017, as reported by the Issuer in the proxy statement for its 2017 Annual General Meeting of Shareholders, which was furnished as Exhibit 1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 30, 2017.)

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Not applicable.
(ii) Shared power to vote or to direct the vote: 5,000,000
(iii) Sole power to dispose or to direct the disposition of: Not applicable.
(iv) Shared power to dispose or to direct the disposition of: 5,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

INDEX TO EXHIBITS

Exhibit Reference	Exhibit Description

A	Joint Filing Agreement (incorporated herein by reference to Exhibit C to the Schedule 13G filed by the Reporting Persons with respect to the Issuer on December 22, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      December 14, 2017

NOVARTIS PHARMA AG

By:	/s/ Roy Papatheodorou
Name:	Roy Papatheodorou
Title:	Authorized Signatory

By:	/s/ Matt Owens
Name:	Matt Owens
Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
Name:	Christian Rehm
Title:	Authorized Signatory

By:	/s/ Daniel Weiss
Name:	Daniel Weiss
Title:	Authorized Signatory